Exhibit 99

August 11, 2005

Contact:	Curtis A. Sampson, Chairman
Steven H. Sjogren, President
Paul N. Hanson, Vice President and Treasurer

For Immediate Release

Hector Communications Corporation Announces Increase in Quarterly Dividend

August 11, 2005 - Hector, MN - Hector Communications Corporation (AMEX: HCT) announced that the Company’s Board of Directors has declared a cash dividend of $.08 per share of common stock payable to shareholders of record on August 31, 2005.  The dividend will be distributed on September 15, 2005.

The Company previously paid quarterly dividends of $.05 per share to shareholders on December 15, 2004, March 15, 2005 and June 15, 2005.

Hector Communications Corporation is a telecommunications holding company that, through its subsidiaries, provides local telephone, video and high-speed Internet service in rural communities in Minnesota, Wisconsin and North Dakota.  The Company serves 29,300 telephone access lines, 7,800 cable television subscribers and 11,200 Internet customers and has minority ownership interests in Midwest Wireless Holdings LLC and other telecommunications companies.